July 30, 2025

Paul Kellenberger
Chief Executive Officer
zSpace, Inc.
55 Nicholson Lane
San Jose, California 95134

       Re: zSpace, Inc.
           Registration Statement on Form S-1
           Filed July 25, 2025
           File No. 333-288978
Dear Paul Kellenberger:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   M. Ali Panjwani, Esq.